Barnes & Noble Education, Inc.

120 Mountain View Blvd

Basking Ridge, NJ 07920

May 14, 2024

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Mr. Dietrich King
Ms. Rucha Pandit

Re: Barnes & Noble Education, Inc.

Registration Statement on Form S-1

Filed May 9, 2024

File No. 333-278799

Dear Mr. King and Ms. Pandit:

In accordance with Rule 461 under the Securities Act of 1933, as amended, we hereby request acceleration of the effective date of the Registration Statement on Form S-1 (File No. 333-278799) of Barnes & Noble Education, Inc., filed with the Securities and Exchange Commission on April 18, 2024 and amended on May 9, 2024 (as amended, the “Registration Statement”). We respectfully request that the Registration Statement become effective as of 4:15 p.m., Eastern Time, on May 14, 2024 or as soon as practicable thereafter. Once the Registration Statement has been declared effective, please confirm that event with our counsel, Paul Hastings LLP, by calling Sean M. Donahue at (202) 551-1704.

Very truly yours,

Barnes & Noble Education, Inc.

By:	/s/ Michael P. Huseby
Michael P. Huseby Chief Executive Officer

CC:	Michael C. Miller, Barnes & Noble Education, Inc.
Sean M. Donahue, Paul Hastings LLP